Exhibit 4.6

AMENDMENT 2015-2 TO THE
HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

On January 31, 2013, Hawaiian Electric Industries, Inc. submitted the Hawaiian Electric Industries Retirement Savings Plan (the “HEIRS Plan” or “Plan”) to the Internal Revenue Service (the “IRS”) for a determination that the language of the Plan meets the federal tax qualification requirements applicable to it.  Included as part of the determination letter application were two restatements of the Plan.  The first restatement was adopted April 20, 2011, and was effective May 1, 2011.  The 2011 restatement was adopted as part of the creation of a new retirement benefit structure for employees hired after April 30, 2011.   The second restatement of the Plan was adopted December 28, 2012, and was effective January 1, 2013.  The 2013 restatement was the normal five-year restatement of the Plan.  Specifically, the 2013 restatement was amended to comply with all the applicable qualification requirements listed in the 2011 Cumulative List of Changes in Plan Qualification Requirements.  On January 16, 2015, the IRS issued a favorable determination letter for the HEIRS Plan.  The determination letter covered both the 2011 and 2013 Plan restatements.  The determination letter is subject to HEI’s adoption of amendments to the 2011 and 2013 Plan restatements that the IRS requested as part of the determination letter process.  This Amendment 2015-2 contains the amendments required by the IRS for the 2013 restatement.  A separate amendment contains the amendments to the 2011 Plan restatement.  The amendments requested by the IRS are set forth in sections 1 through 4 below and are effective May 1, 2011.

Also included as part of this Amendment 2015-2 are additions to Amendment 2015-1, which added Roth features to the HEIRS Plan.  These amendments are set forth in sections 5 through 7 below and are effective February 1, 2015.

1.                                      Section 2.8 is restated in its entirety to read as follows:

Section 2.8                                                Qualified Nonelective Contributions

The Participating Employers may make qualified nonelective contributions if necessary to correct a qualification failure in accordance with the Employee Plans Compliance Resolution System.  A “qualified nonelective contribution” is an employer contribution that is 100% vested when made, that the Participant may not elect to receive in cash, and that is distributable only in accordance with the distribution restrictions applicable to Salary Reduction Contributions, except that qualified nonelective contributions may not be distributed on account of hardship.  Qualified nonelective contributions cannot be taken into account in performing the ADP and ACP tests described in Sections 3.1 and 3.3, respectively, for a Plan Year for an NHCE to the extent such contributions exceed the product of that NHCE’s ADP Compensation and the greater of 5% or two times the Plan’s representative contribution rate.  Any qualified nonelective contribution taken into account under an ACP test under Section 1.401(m)-2(a)(6) of the Treasury Regulations (including the determination of the representative contribution rate for purposes of Section 1.401(m)-2(a)(6)(v)(B)) is not permitted to be taken into account under the ADP test (including the determination of the representative contribution rate under Section 1.401(k)-2(a)(6)(iv)(B)).  Any qualified nonelective contribution taken into account in an ADP test under Section 1.401(k)-2(a)(6) of the Treasury Regulations (including the determination of the representative contribution rate for purposes of Section 1.401(k)-2(a)(6)(iv)(B)) is not permitted to be taken into account under the ACP test (including the determination of the representative contribution rate for purposes of Section 1.401(m)-2(a)(6)(v)(B)).  The Plan’s “representative contribution rate” is the lowest applicable contribution rate of any eligible NHCE among a group of eligible NHCEs that consists of half of all eligible NHCEs for the Plan Year (or, if greater, the lowest applicable contribution rate of any eligible NHCE in the group of all eligible NHCEs for the Plan Year and who is employed by a Participating Employer on the last day of the Plan Year).  For purposes of the ADP test, the “applicable contribution rate” for an eligible NHCE is the sum of the qualified matching contributions, if any, taken into account in performing the ADP test for the eligible NHCE for the Plan Year and the qualified nonelective contributions made for the eligible NHCE for the Plan Year, divided by the eligible NHCE’s ADP Compensation for the same period.  For purposes of the ACP test, the “applicable contribution rate” for an eligible NHCE is the sum of the matching contributions taken into account in performing the ACP test for the eligible NHCE for the Plan Year and the qualified nonelective contributions made for the eligible NHCE for the Plan Year, divided by the eligible NHCE’s ADP Compensation for the same period.

2.                                      A new sentence is added at the end of Section 4.3(e)(ix) to read as follows:

In accordance with Section 404(k)(7) of the Code, dividends reinvested in the Company Stock Fund shall be fully vested.

3.                                      A new Section 4.3(e)(x) is added to read as follows:

(x)                                 Satisfaction of Code Section 401(a)(35) Requirements.  Since the Plan holds publicly traded employer securities, it is an “applicable defined contribution plan,” as defined in Section 401(a)(35)(E) of the Code, and it is subject to the diversification requirements set forth in Section 401(a)(35) of the Code.  Every Participant (including every Beneficiary and alternate payee who has an Account in the Plan with respect to which the Beneficiary or alternate payee is entitled to exercise the rights of a Participant) has the right to divest any investment in the

Company Stock Fund attributable to elective deferrals (as described in Section 402(g)(3)(A) of the Code), employee contributions (if any), rollover contributions, and employer nonelective contributions.  There is no vesting service requirement with respect to this right to diversification for any type of contribution.  Amounts divested from the Company Stock Fund may be invested in any other investment option offered under the Plan, which shall consist of at least three investment options, other than employer securities, each of which is diversified and has materially different risk and return characteristics.  Periodic reasonable divestment and reinvestment opportunities shall be provided at least quarterly.  Except as provided in Sections 1.401(a)(35)-1(e)(2) and (3) of the Treasury Regulations, restrictions (either direct or indirect) or conditions will not be imposed on the investment of publicly traded securities if such restrictions or conditions are not imposed on the investment of other Plan assets.

4.                                      Section 9.2 is restated in its entirety to read as follows:

Section 9.2                                    Termination or Discontinuance

The Company reserves the right to terminate the Plan at any time and for any reason, and each Participating Employer reserves the right to terminate its own participation in the Plan or discontinue contributions to the Plan at any time and for any reason.  If the Plan is terminated (in full or in part) or if there is a complete discontinuance of contributions under the Plan, the rights of affected Participants (i.e., current employees and terminated employees who have not forfeited the non-vested portion of their Account as of the date of termination) to benefits accrued to the date of such termination or complete discontinuance, to the extent funded as of such date, shall be fully vested and nonforfeitable.

5.                                      Section 4.5(a) is restated in its entirety to read as follows:

(a)                                 Loan Sources.  Plan loans may be taken from the following Subaccounts only: Salary Reduction, Roth Basic, Employee Pre-Tax Catch-Up, Roth Catch-Up, Rollover, After-Tax Rollover, Roth Rollover, Roth In-Plan Conversion, Dividend — Fully Vested, AmeriMatch, Participant Voluntary, and Employer ASB.

6.                                      Section 6.9(a) is restated in its entirety to read as follows:

(a)                                 Withdrawals from Participant Voluntary, Voluntary HEISOP, After-Tax Rollover, Roth Rollover, Roth In-Plan Conversion, Dividend — Full Vested, and IRA Subaccounts.  A Participant may at any time request (in accordance with procedures approved by the Administrative Committee) a withdrawal from the following Subaccounts only: Participant Voluntary, Voluntary HEISOP, After-Tax Rollover, Roth Rollover, Roth In-Plan Conversion, Dividend — Fully Vested, and IRA.  Any withdrawal will be processed as soon as administratively practicable after the request is made.

7.                                      Section 6.9(c)(i) is restated in its entirety to read as follows:

(i)                                     Available Sources.  Hardship withdrawals may be made from the Participant’s vested interest in the following Subaccounts only: Salary Reduction, Roth Basic, Employee Pre-Tax Catch-Up, Roth Catch-Up, Roth In-Plan Conversion, Dividend — Fully Vested, AmeriMatch, Employer ASB, and Employer HEISOP.  However, no hardship withdrawal shall include any income earned after December 31, 1988, that is allocable to Salary Reduction Contributions.

TO RECORD the adoption of these amendments, Hawaiian Electric Industries, Inc. has executed this document March 19, 2015.

HAWAIIAN ELECTRIC INDUSTRIES, INC.

/s/ Chester A. Richardson
Its Executive Vice President, General Counsel,
Secretary & Chief Administrative Officer